TSX: POM, AMEX: PLM
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-06

POLYMET APPOINTS WILLIAM D.CORNELIUSON TO THE BOARD

Vancouver, British Columbia, March 8, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) ("PolyMet") is pleased to announce that William D. Corneliuson has joined the Board with immediate effect.

PolyMet's 100%-owned NorthMet project comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Mr. Corneliuson is founder, President and Chief Investment Officer of B.C. Holdings. He has over 30 years of investment experience in a range of asset management positions including managing large institutional portfolios, mutual funds and a private investment fund.

Prior to founding B.C. Holdings, Mr. Corneliuson co-founded Strong Capital Management in 1976, which became Strong/Corneliuson Capital Management, where he served as the firm's president and raised and managed several billion dollars of institutional assets and a variety of mutual funds that achieved superior ratings.

Previously, he was responsible for investment research of an equity fund. He started his investment career at Employers Insurance of Wausau in 1970 where he rose to portfolio manager of that company's retirement plan.

Mr. Corneliuson received a B.A. in Political Science and subsequently an MBA from Michigan State University. He served in the U.S. Marine Corps where he achieved the rank of Captain.

PolyMet's Chairman, W. Ian L. Forrest said, "We are honored to welcome Bill to the Board. He has been an extremely supportive shareholder for some time. He shares our vision for PolyMet and brings to us an intimate knowledge of the North American business and investment communities as well as a breadth of experience."

Mr. Corneliuson has been granted options to acquire 400,000 shares of PolyMet common stock at a price of US$2.88 per share at any time prior to March 8, 2012. Of these, 200,000 shares vest immediately and 200,000 will vest upon the start of commercial production.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”

William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.